Exhibit 99.2

WIPRO ISSUES PUBLIC ANNOUNCEMENT REGARDING BUYBACK OFFER

Bengaluru, India and East Brunswick, New Jersey, USA – November 19, 2020:

On November 19, 2020, Wipro Limited (NYSE:WIT, BSE: 507685, NSE: WIPRO) (the “Company”), a leading global information technology, consulting and business process services company, issued a public announcement in India (“Public Announcement”) providing further details regarding the buyback (“Buyback”) by the Company of up to 237,500,000 (Two Hundred and Thirty Seven Million and Five Hundred Thousand only) fully paid-up equity shares of face value Rs. 2/- each of the Company (“Equity Shares”) representing up to 4.16% of the total issued and paid-up Equity Share capital of the Company at a price of Rs. 400/- (US$ 5.451) per Equity Share (“Buyback Price”) payable in cash for an aggregate amount of up to Rs. 95,000,000,000/- (Rupees Ninety Five Billion only) (up to approximately US$ 1.2934 billion1) (“Buyback Size”). The Buyback Size constitutes 20.95% and 18.04% of the aggregate of the fully paid-up Equity Share capital and free reserves of the Company as per the latest audited standalone and consolidated balance sheet, respectively, as at September 30, 2020.

The Buyback will be conducted on a proportionate basis through the “tender offer” route as prescribed under the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 2018, as amended, and the Indian Companies Act, 2013, as amended, and rules made thereunder, including any statutory modifications or re-enactments thereof, from all holders of Equity Shares who hold Equity Shares as of Friday, December 11, 2020, the record date for the Buyback (the “Record Date”). The Buyback Size does not include any transaction costs viz. brokerage, applicable taxes such as Buyback Tax, securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India, advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc. Buyback Tax does not form part of the Buyback Size and will be appropriated out of the free reserves of the Company.

The Company’s American Depositary Shares (“ADSs”), each representing one Equity Share, evidenced by American Depositary Receipts (“ADRs”), are traded in the U.S. on the New York Stock Exchange (“NYSE”) under the ticker symbol “WIT”. In order for a holder of ADSs to participate in the Buyback, such holder will need to become a direct shareholder of the Company prior to the Record Date. To have the chance to become a direct shareholder of the Company prior to the Record Date, holders of ADSs will need to submit their ADSs to JPMorgan Chase Bank, N.A., as ADS Depositary (the “Depositary”) for cancellation and withdrawing the underlying Equity Shares, no later than 12:00 noon New York City time on December 9, 2020 (the “Cancellation Deadline”) so that they are holders of Equity Shares as of the Record Date.

[1]	The U.S. dollar amounts are based on the exchange rate of Rs. 73.45/USD as of October 13, 2020 (Source: http://www.federalreserve.gov/releases/h10/hist/dat00_in.htm).

In order to cancel ADSs, holders of ADSs must comply with all of the provisions governing the ADSs related thereto (including without limitation, payment of all fees, charges and expenses owing) no later than the Cancellation Deadline and, prior to the Record Date, will also need to establish a brokerage account in India that is a DR type demat account in order to receive the withdrawn Equity Shares. Equity Shares may only be delivered to a DR type demat account. Such holders will then be able to tender the Equity Shares in the Buyback in accordance with the terms of the Buyback. Holders of ADSs have received, through the Notice of Postal Ballot sent to all holders of Equity Shares, including ADS holders, on October 17, 2020, notice of the Buyback and information regarding surrendering the ADSs to the Depositary for cancellation and withdrawing the underlying Equity Shares so that they can participate in the Buyback. The Depositary will not assist in establishing accounts in India nor will it assist holders in complying with the terms of the Buyback. If an ADS holder withdraws the underlying Equity Shares, such holder will not be able to re-deposit their Equity Shares into the ADR program and receive ADSs in return, regardless of whether such holder participates in the Buyback. Equity Shares are not listed on, and cannot be sold on, a U.S. exchange. Participation in the Buyback will trigger Buyback Tax, which is to be discharged by the Company, while income received pursuant to the Buyback will be exempt from income tax. Holders of ADSs who decide to withdraw the underlying Equity Shares will be responsible for any related taxes, duties and fees, including fees payable to the Depositary to cancel the ADSs.

Holders of ADSs are advised to review the current trading price of ADSs on the NYSE, the current trading price of the Equity Shares on the National Stock Exchange of India Limited (NSE) and BSE Limited (BSE), and the Buyback Price prior to surrendering the ADSs for cancellation and withdrawing any Equity Shares. The Buyback Price is at a 23.82% and 15.36% premium over the volume weighted average market price of an ADS on the NYSE for the 60 and 10 trading days, respectively, preceding the date of notice to NSE and BSE of the board meeting to consider the proposal of the Buyback, i.e., October 7, 20202. The Buyback Price will be paid in Indian Rupees, therefore, holders of ADSs should also review foreign exchange rates in effect prior to making any decisions regarding the withdrawal of Equity Shares underlying the ADSs and participating in the Buyback. In addition, shareholders who intend to participate in the Buyback should consult with their stock brokers regarding any costs, charges and expenses (including brokerage) that may be required by the stock broker for participating in the Buyback (secondary market transaction). The Buyback consideration received by selling shareholders in respect of accepted Equity Shares could be net of such costs, charges, withholding taxes (if any), securities transaction tax, stamp duty and expenses (including brokerage). Selling shareholders will be responsible for all such costs, charges and expenses.

The Public Announcement published in India on November 19, 2020 and supplemental information regarding the participation in the Buyback by holders of ADSs are posted on the Company’s website at https://www.wipro.com/investors/buy-back/ and are available on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov, generally on Form CB or Form 6-K. Such documents contain important additional information about the Buyback and related matters. Holders of ADSs are strongly encouraged to read such documents and consult with their financial and tax advisors prior to determining to submit their ADSs to the Depositary for cancellation and withdrawing the underlying Equity Shares.

[2]	Based on the exchange rate of Rs. 73.45/USD as of the date of the board meeting approving the Buyback, i.e., October 13, 2020 (Source: http://www.federalreserve.gov/releases/h10/hist/dat00_in.htm).

The complete terms and conditions of the Buyback will be contained in the Letter of Offer which is expected to be mailed to holders of Equity Shares as of the Record Date after receipt of all necessary approvals. The Letter of Offer will also be available on www.wipro.com.

If you have any questions regarding an Equity Share withdrawal or the Buyback, please call the Company at +91-80-2844 0011 or send an e-mail to corp-secretarial@wipro.com.

Persons holding ADSs through a bank, broker or other nominee should contact such bank, broker or nominee with any questions they may have related to such cancellation procedures. Registered holders of ADRs may, however, contact the Depositary about the procedure related to the cancellation of their ADSs. Please do not contact the Depositary regarding the Buyback.

Special Notice to Securityholders in the United States

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain of the U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption set forth in Rule 13e-4(h)(8) under the U.S. Securities Exchange Act of 1934, as amended, is applicable.

About Wipro Limited (NYSE: WIT)

Wipro Limited (NYSE:WIT) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 180,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future. For more information, please visit www.wipro.com.

Contact for Investor Relations	Contact for Media & Press
Aparna C Iyer	Vipin Nair
Phone: +91-80-2844 0011	Phone: +91-80-6142 6450
iyer.aparna@wipro.com	vipin.nair1@wipro.com